CREDIT SUISSE SECURITIES (USA) LLC Eleven Madison Avenue New York, NY 10010-3629

May 1, 2012

By electronic mail and EDGAR

Ms. Amy M. Starr
Chief
Office of Capital Markets Trends
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, DC  20549

Re:	Credit Suisse AG -- 424 Prospectuses relating to
Registration Statement on Form F-3ASR
Filed March 23, 2012, File No. 333-180300

Dear Ms. Starr:

Credit Suisse AG (“Credit Suisse” or the “Company”) is pleased to respond to your letter of April 12, 2012 concerning takedowns of structured notes under our shelf registration statement on form F-3ASR.  We appreciate the opportunity to participate in the discussion of possible changes to disclosure in structured products offering documents, and we would like to be part of any ongoing dialogue on this topic.

For your convenience, we have restated your comments below.

Product Names

Comment:

1.
The staff in the Division of Corporation Finance has previously indicated that note titles using the term “principal protected” should also include balanced information about limitations to the principal protection feature. We believe this concern regarding potential confusion over the titles of securities may exist for note titles across various product categories. Issuers should evaluate the titles used for their different types of structured notes and should revise to clearly describe the product in a balanced manner and avoid titles that stress positive features without also identifying limiting or negative features.

Response:

We do not use the term “principal protected” in our structured product prospectuses, and we consistently disclose that investors’ returns, including repayment of principal, from our structured products are subject, among other risks, to the credit risk of the issuer.  We understand the concerns raised in this comment and are careful to take them into account in drafting our offering documents.  We plan, however, to review the titles of our products again to be certain these standards are fully met.

Ms. Amy M. Starr	2	May 1, 2012

Product Pricing and Value

Comment:

2.
We note that issuers of structured notes often include disclosure, including in risk factors, explaining that the value of the notes at issuance and/or the price that the affiliate would pay for the notes in the secondary market, assuming no change in market conditions, will be less than the public offering price. In order for investors to be able to understand the relationship of the note purchase price to its fair value (as estimated by the issuer or its affiliate) and potential secondary market prices, we believe issuers should consider prominently disclosing the difference between the public offering price of the note and the issuer or its affiliate’s estimate of the fair value of the note or discuss with us the reasons such disclosure should not be provided. Issuers also should consider identifying the specific amounts being paid from the note proceeds for costs and expenses.

Response:1

We have not historically attempted to disclose a specific fair value or secondary market repurchase price in prospectuses for our structured notes.

With respect to fair value, we calculate values of all of our outstanding structured notes on a daily basis for the books and records of the firm.  These valuations are validated regularly by an independent product control group.  We carry structured notes on our books at a fair value price that we estimate to be the mid market value of the embedded components.  As contrasted with the offering price, at the time of pricing, this fair value will equal the offering price, less the underwriting discount/concession, less our profit/loss on the various components of the structured note.  Although the inputs to some structured notes components are observable, other components are dependent upon parameters that are unobservable.  Determination of fair value for such instruments requires subjective assessments and judgment, depending upon liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument.  Valuation for these instruments is determined based on management's own judgments about the assumptions that market participants would use in pricing the instrument. Because of the different assumptions and subjective assessments, the fair value of structured notes can and does fluctuate, sometimes significantly.  The fair value price and the profit/loss number are also not fungible across issuers, due to different credit spreads and the amount of credit spread each issuer’s treasury allocates to the trading desk.

If such a number were to be disclosed in a prospectus, we believe it should be made clear that it is fair value as calculated by that dealer on that day, that it is based on a number of assumptions, and that it is not a price that is available to a structured note investor.  Further, we think it is important that such a number should not be given prominence (such as placing it on the pricing supplement cover) that would suggest that it is a more meaningful number to the investor than in fact it is.

With respect to secondary market repurchase prices, please see our responses to Comment #3 and Comment #8, below.

We disclose identifiable known expenses such as underwriting and sales commissions.  However, some expenses are aggregate expenses that are not known until they are amortized over all the offerings we do

1 We note that this Comment, as well as Comments 3, 6, 8 & 13, appear to relate to “regular” structured notes that are not listed and for which a liquid trading market is not available.  Accordingly, we have not attempted to include information about exchange-traded notes in our responses to those Comments.

Ms. Amy M. Starr	3	May 1, 2012

in a given year, and others are not known until well after the delivery and filing of the relevant pricing supplement.  These expenses – for example, out-of-pocket expenses such as legal fees, as well as personnel and other costs of operating our business, including allocated costs –  are paid out of the estimated profit/loss described above, are immaterial to the investor, and generally are not disclosed.

Comment:

3.
We have observed that some issuers of structured notes or their affiliates will, for a limited period of time immediately following an offering, use values on account statements or provide repurchase prices to customers at levels that temporarily exceed the issuer’s or affiliate’s own estimate of the fair value of the product. Further, we understand that after a given period of time such values and prices will be readjusted to better reflect the issuer’s or affiliate’s own estimate of the fair value of the product. If applicable, we ask that you disclose, including in risk factor disclosure as appropriate, your usage of different values and prices in this manner and explain the potential impacts on post-offering pricing, valuation, and trading.

Response:

Most of the structured notes we issue are sold to purchasers who are not customers of our affiliated broker-dealer or do not hold the notes in accounts with our affiliates.  However, to the extent our customers hold these notes, we report on their account statements the prevailing “bid” price at which we are prepared to repurchase the notes in the secondary market (which is posted on our website and is also available on Bloomberg screens within days of the offering).  While the price at which we carry a structured product on our books is a principal determinant of the price at which we will “bid” to repurchase the product from time to time, our “bid” prices are in some cases higher and in some cases lower than our “book” price.  Please see the response to Comment #8, below, for a description of our practice with respect to our “bid” prices.

We do not undertake to supply any specific repurchase price, or indeed any repurchase price.  We have historically included disclosure, including risk factor disclosure, to the effect that investors should not rely on the availability or price of any repurchase bid.  For example:

Will there be an active trading market in the securities?
Unless otherwise specified in the applicable pricing supplement, the securities will not be listed on any securities exchange.  Accordingly, there is no assurance that a liquid trading market will develop for the securities. Credit Suisse Securities (USA) LLC (“CSSU”) currently intends to make a market in the securities, although it is not required to do so and may stop making a market at any time. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

There may be little or no secondary market for the securities
The securities will not be listed on any securities exchange. There may be little or no secondary market for the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily or at a price advantageous to you. CSSU currently intends to make a market in the securities, although it is not required to do so and may stop making a market at any time. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss. You should be willing and able to hold your securities to maturity.

The securities are not designed to be short-term trading instruments
The price at which you will be able to sell your securities prior to maturity (including to us or our affiliates), if at all, may be at a substantial discount from their principal amount,

Ms. Amy M. Starr	4	May 1, 2012

even in cases where the underlying or the basket has appreciated during the term of the securities. The potential returns described in the applicable pricing supplement assume that your securities, which are not designed to be short-term trading instruments, are held to maturity. You should be willing and able to hold your securities to maturity.

Use of Proceeds and Reasons for Offerings

Comment:

4.
Issuers often provide disclosure explaining that they will use the proceeds of a structured note offering for general corporate purposes and may use an unquantified portion for hedging transactions. Item 504 of Regulation S-K requires that issuers disclose the approximate amounts intended to be used for each purpose. If the issuer does not have specific plans for a significant portion of the proceeds of the offering, it should note the reasons for the offering.

Response:

The proceeds from our structured notes offerings are available to our treasury function to be used for general corporate purposes.  Of course, one activity that treasury funds is the operations of the trading desks that manage and hedge the derivative positions underlying the structured notes we issue.  However, funding of trading desks is not determined on a note-by-note basis, but rather, as a function of the overall “book” managed by the desk.  The hedge position with respect to any given structured note may be established in a number of different ways, involving differing funding levels – for example, the position may be offset by another position on our trading book, or may involve the purchase of an option, or may involve the purchase of the securities underlying an option, or may involve entering into a futures contract.  The hedge position is also subject to change to reflect market changes and changes in the overall positions held by the trading desk in question.  Even if we were to identify the nature of the hedge our traders decide to establish at the time of pricing of a structured note and attempt to estimate the corresponding funding need, this information is likely to change, sometimes quickly.

Accordingly, although the issuance of a structured note does indirectly result in a need for hedge funding, we have not thought that trying to quantify the specific amount of funding involved at the moment of pricing would be useful information for an investor.

The reason we do structured notes offerings is to facilitate a business line and thus to support market- and client-driven transactions.  We supply funding to our treasury function as a result, but that is not the core reason for the offerings.

Comment:

5.
Please explain to us in your response letter with a view toward disclosure in your future Exchange Act reports, the purpose of your structured notes program generally, and the purposes of particular types of offerings or products. Explain to us how significant structured notes are to your overall plan of financing and liquidity position. Please tell us about any material trends or changes in your use of, or your experience with, structured notes in the past few years, including trends or changes in your reliance on structured notes as a liquidity source. Also tell us about trends or changes in note types and/or the referenced asset classes or referenced indices. Please include quantitative information about outstanding structured note obligations in recent periods.

Ms. Amy M. Starr	5	May 1, 2012

Response:

Although the proceeds of our structured note offerings provide funding to the Company and add diversity to our funding sources, the overriding purpose of these offerings is to support a business line and facilitate market- and client-driven transactions.  Specific products are designed to meet market demand and to reflect trends in that demand, rather than to meet our funding needs.

The firm has been committed to supporting the structured notes business and related customer demand.  The level of funding we derive from the structured notes business is directly related to the activity levels of that business.  In the current environment, and given our reduction of risk, the Company's overall need for funding has decreased, with the result that our worldwide structured notes businesses supplied approximately one third of our long-term funding in 2011.  The amount of this contribution was driven entirely by the activity levels of the structured notes businesses, rather than by any firm need for liquidity; indeed, we believe we would have no problem replacing this source of liquidity were structured notes activity levels to decrease.

We respectfully draw the Staff’s attention to the fact that we addressed structured products as a funding source in our 2011 Annual Report (which is incorporated by reference into our structured notes prospectuses), at page 93:

We diversify our funding sources by issuing structured notes, which are debt securities on which the return is linked to commodities, stocks, indices or currencies or other assets. We generally hedge structured notes with positions in the underlying assets or derivatives. Our liquidity planning includes settlement of structured notes. We had CHF 35.7 billion of structured notes outstanding as of the end of 2011 compared to CHF 38.0 billion as of the end of 2010, reflecting the continued change in client activity and risk aversion in 2011.

In our U.S.-registered program, we issue structured notes linked to the value of a number of asset classes, including equities, currency exchange rates, commodity futures contracts and spot rates, interest rates and combinations thereof. Our structured notes are linked to these asset classes directly (e.g., common stocks) or indirectly (e.g., exchange-traded funds and indices). As of 2008, nearly 100% of our U.S.-registered structured notes were linked to equity-based underlyings. Since then, we have increasingly issued U.S.-registered structured notes linked to other asset classes or to more than one asset class.

Plan of Distribution

Comment:

6.
We have found that some issuers of structured notes disclose that their affiliates might change the price and selling terms if all notes are not sold at the public offering price disclosed on the cover page. Please explain to us with a view toward disclosure, the manner in which you conduct structured note offerings, including the forms of underwriting involved. Also please explain whether any notes are sold to broker-dealers, including your affiliates, and not immediately resold to investors or are resold to investors at differing prices. In this situation, please explain why there may be different prices and what type of investor may receive a “better” price. Please explain the process in detail.

Response:

Credit Suisse issues and sells structured notes through its affiliated broker-dealer, Credit Suisse Securities (USA) LLC, acting as principal pursuant to a distribution agreement, and through other broker-dealers and banks acting as placement agents pursuant to distribution agreements. We do not give

Ms. Amy M. Starr	6	May 1, 2012

volume discounts, and we do not do “variable price” offerings of structured notes, so generally our offerings are at the same fixed price to all investors.  However, as disclosed on the cover of our pricing supplements when applicable, in certain offerings sales are made to fiduciary accounts of an unaffiliated broker-dealer where the broker-dealer is charging advisory fees and does not collect any placement fees for the sales; in those cases, the fiduciary accounts pay a lower price for the structured notes than other investors.

Our offerings are generally sized to reflect demand after a marketing period, so there is no reason to hold any notes in inventory, other than notes that are repurchased in the secondary market or as a result of redemptions.

Comment:

7.
Some issuers offer structured notes using a preliminary pricing supplement or term sheet that discloses a range for certain material terms (such as a capped maximum return), with the actual terms set within that range on a later pricing date. If you offer notes in this manner, explain to us with a view toward disclosure, how the size of the range is determined, how the actual terms are established, and when and how the actual terms are communicated to investors.

Response:

Many of our preliminary offering documents include an expected range for certain material terms, with the actual terms set within that range on the pricing date.  The range is based on the expected length of the marketing period, as well as the prevailing volatility of the market and the prevailing volatility of the reference assets.  The actual terms are established based on market conditions at the time of pricing and are communicated to investors upon delivery of the final pricing supplement.  In the rare case where we establish a price outside of the range, either the change is to the benefit of the investor, or we recirculate a revised preliminary pricing supplement with a revised range.

We have not historically explained the foregoing in our offering documents.  We have always believed it was clear to investors that they can analyze the investment and make an investment decision assuming that any material term will be set at the least favorable end of the range.

Liquidity

Comment:

8.
While issuers generally disclose in risk factors or elsewhere that the issuer or its affiliates may, but are not obligated to, make a secondary market in the notes that they offer, the disclosure should provide investors with a better understanding of the potential liquidity or lack of liquidity of any secondary market. In this regard, please explain to us with a view toward disclosure, your practices and procedures with respect to providing liquidity in the notes you sell and how often you offer to buy back notes from investors prior to maturity, the price paid and how it is determined.

Response:

Within a few days after an offering is complete, we post a “bid” price for each structured note at which we stand ready to repurchase the note.  We do not undertake to maintain this market for the life of the note, but in practice, we have historically done so and generally would expect to continue to do so, absent exceptional circumstances.  These “bid” prices are continually updated, so the price available on our website or on Bloomberg screens is usually a current price at which we are prepared to repurchase the structured notes.   We do not publish such a “bid” price in a prospectus, before the offering is completed,

Ms. Amy M. Starr	7	May 1, 2012

and we have historically not disclosed information about our practices and procedures in setting “bid” prices.

Our “bid” prices generally fall within a narrow range around the price at which we are then carrying the structured product on our books and records.  As with any market-maker, various factors impact whether any given “bid” price will be above or below the “book” price.  For example, in determining the “bid” price for certain structured notes, we “amortize” our estimated book “profit” over a period of approximately 30 to 90 days from the time of the original offering, depending on the tenor of the note in question.

Because we are not obligated to maintain a secondary market or to offer any particular price, and because market prices can change rapidly, we are of the view that we should not advertise this secondary market price to investors in our structured notes prospectuses.  Indeed, we emphasize in our disclosure, as more fully addressed in our response to Comment #3 above, that our structured notes are not designed to be short-term trading instruments, and that an investor should be willing and able to hold his or her securities to maturity.  We believe that any further disclosure about the secondary market must continue to make clear that investors should not count on any particular bid price, or indeed any repurchase price, being available if they wish to resell their notes.

Issuer Credit Risk

Comment:

9.
While the note terms establish the amounts due and payable on the notes, payment is ultimately dependent on the creditworthiness of the issuer. It is important for investors to understand that structured notes are unsecured obligations of the issuer and any payment on the note is subject to issuer credit risk, with no ability to pursue any referenced asset for payment. As a result, we believe the risk that an investor is exposed to an issuer’s credit should be disclosed on the prospectus supplement cover page in a clear, consistent, and prominent manner.

Response:

We include the statement "any payment on the securities is subject to our ability to pay our obligations as they come due" throughout our offering documents. This statement is included in the first "bullet" at the top of the cover page of our pricing supplements. It is also generally included throughout each pricing supplement and product supplement where statements are made regarding the amount investors will be entitled to receive at maturity or on other relevant dates. We also include a risk factor in our pricing supplements and product supplements pointing out that the securities are subject to the credit risk of Credit Suisse.

Tax Consequences

Comment:

10.
Item 601(b)(8) of Regulation S-K requires the filing of a tax opinion when the tax consequences are material to investors and a representation as to tax consequences is set forth in the filing. Refer to Staff Legal Bulletin No. 19, which is available on our website, for additional details. Given the complexity and uncertainty surrounding the tax treatment of some types of structured notes, the tax consequences appear material to an informed investment decision. Please explain to us your approach to providing tax disclosures for the different types of notes you offer and how you determine whether such disclosures must be based on the opinion of counsel. If so, explain how these opinions are filed as required.

Ms. Amy M. Starr	8	May 1, 2012

Response:

When we determine, with the assistance of our outside tax and disclosure counsel, that the tax consequences of a structured product are sufficiently complex or unclear that they are material and therefore require a tax opinion under Regulation S-K, we include the opinion of outside tax counsel as to the tax treatment of the securities in the applicable pricing supplement.   When the tax treatment of the structured product is sufficiently uncertain, we state in the pricing supplement that our outside counsel is unable to provide such an opinion.  We file the corresponding opinion on Form 6-K.

Referenced Asset or Index Disclosure

Comment:

11.
It is our view that an issuer may not disclaim liability or responsibility for the information it discloses regarding the asset or index referenced by the note because such a disclaimer is inconsistent with the issuer’s disclosure obligations under the federal securities laws. Issuers may, however, state that they have not undertaken any independent review or due diligence of publicly available information regarding an unaffiliated referenced asset or index. Please revise your disclosure, as appropriate, to be consistent with this standard.

Response:

We believe our disclosure complies with the SEC’s views as expressed above and that the wording in our prospectuses does not disclaim liability or responsibility for our disclosure.  We do, however, disclaim responsibility for publicly available information of third-party sources, such as third-party index providers’ descriptions of how they calculate their indices and information available on Bloomberg.  We believe that investors should understand that we are not in a position to, and do not, do due diligence on these public disclosures.  Set forth below are the statements we generally include in our prospectuses.

With respect to the publicly available information about underlying indices and ETFs (which we summarize in the prospectus):

We make no representation or warranty as to the accuracy or completeness of this publicly available information.

We have not participated in the preparation of, or verified, such publicly available information.

Neither we nor any of the agents have participated in the preparation of such information or made any due diligence inquiry with respect to any reference index, sponsor(s) or publisher. We cannot give any assurance that all events occurring prior to the date of the applicable pricing supplement (including events that would affect the accuracy or completeness of the publicly available information described in the preceding paragraph) that may affect the level of any reference index (and therefore the level of any such reference index at the time we price the securities, as applicable) have been publicly disclosed.

With respect to information taken from Bloomberg:

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

Ms. Amy M. Starr	9	May 1, 2012

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Comment:

12.
Please tell us whether you have ever disclosed hypothetical historical price information, for example in the case of a new index that has no historical price information. If so, explain to us what information the presentation provided to investors and how it was presented in a balanced manner.

Response:

We regularly included hypothetical historical price information in offering documents prior to the publication of FINRA guidance in 2010. Since that time, we have used hypothetical price information only in limited circumstances where we believe such information is a necessary element of disclosure in connection with our obligations under the Securities Act. In cases where we have used hypothetical price information, we have provided the information going back at least five years and disclosed the fact that the hypothetical historical price data is based upon assumptions and estimates that are not necessarily indicative of how the relevant underlying would have performed under a different set of parameters or how it will perform in the future. We have also included a risk factor to the effect that the relevant underlying has limited history and may perform in unexpected ways.

We do combine the actual historical price data on each of the securities or indices underlying a basket, but we have not considered the combined data to be hypothetical price information.

Disclosure Format

Comment:

13.
We have found that disclosures in structured note offerings are usually made through combinations of base prospectuses, various underlying prospectus supplements, and preliminary and final pricing supplements. While current rules permit incorporation by reference, it is important that it not be difficult for investors to locate important information or updated information. Please explain to us what constitutes your disclosure packages for structured note offerings, including the different documents you use, what information is included in each document, and how you determine the information that will be included in the term sheet or descriptive prospectus supplement for these offerings.

Response:

A disclosure package for a typical structured notes offering by Credit Suisse (like that of most market participants) includes a pricing supplement, product supplement, underlying supplement, prospectus supplement and base prospectus, as well as a free writing prospectus in the form of a short summary document outlining key terms and risks relating to the relevant notes.

Our pricing supplements –  the first documents seen by the investor –  typically include the key economic terms and other key facts about the notes offered, such as illustrations of how payments due on the notes are calculated and how they will pay out in different market price scenarios, as well as key risk factors.  These are the details most relevant to the specifics of the particular structured note.  The pricing supplement also includes cross-references to further information in the other prospectus documents about topics it mentions or addresses only briefly.

Ms. Amy M. Starr	10	May 1, 2012

The pricing supplements direct the investor via live links to the other building blocks of our prospectuses, which complete the information about the product.  Our product supplements include additional risk factors and more details about the type of securities offered (such as market disruption events and anti-dilution adjustments).  Our underlying supplements include descriptions of indices, funds and other assets and measures that may serve as references for calculation of amounts payable on the structured notes.  Our prospectus supplement includes a description of the terms common to all the notes, as well as the plan of distribution.  The base prospectus includes issuer information and descriptions of the types of securities that Credit Suisse may issue under its shelf registration statement.

Exhibits

Comment:

14.
Each time an issuer conducts a structured note offering, it may need to file certain exhibits if it has not already done so. For example, distribution agreements and instruments defining the rights of note holders may be required exhibits. Please explain to us your approach to filing these and any other applicable exhibits.

Response:

We file the distribution agreements as well as the indenture and forms of notes relating to our structured  notes.  These documents, together with the pricing supplement and other prospectus elements, set forth all the terms of the notes.

We hereby acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Richard O’Keeffe at 212-538-6877 if you would like further clarification or additional information.

Sincerely,

/s/ Neil Radey
Neil Radey, Managing Director
General Counsel Americas

cc:	Michael G. Clark, Managing Director
Richard J. O’Keeffe, Director and Counsel
Raquel Fox, SEC Division of Corporation Finance